July 27, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Madeleine Mateo and Susan Block

Re:	Calculator New Pubco, Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Filed June 23, 2023
File No. 333-271665

Dear Ms. Mateo and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated July 21, 2023 (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on June 23, 2023.

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to the Registration Statement.

Form S-4/A filed June 23, 2023

Commercial Bancorp Merger Agreement, page 29

1.	We note the response to comment 3. Please provide us with financial information to support the fact that the acquisition of Commercial Bancorp will not be significant and critical to the Business Combination.

July 27, 2023

Response: The Company respectfully advises the Staff that the Company included the financials of Commercial Bancorp in a pro forma significance test and determined that the CB Merger is not material to the Business Combination.

Utilizing the guidance under Regulation S-X, Rule 11-01(b)(3)(i)(B), in order to calculate the significance of Commercial Bancorp, the Company performed the pro forma significance tests assuming the Wilson-Davis and AtlasClear acquisitions had occurred. While those acquisitions have not yet closed, the Company used pro forma numbers including Wilson-Davis and AtlasClear (with the acquired assets from Atlas FinTech) because the CB Merger is contingent on the closing of the Business Combination, which includes Wilson-Davis and AtlasClear (with the acquired assets from Atlas FinTech). The CB Merger will not occur without the closing of the Business Combination and acquisitions of AtlasClear and Wilson-Davis; accordingly, the Company believes it is appropriate to conduct the significance test assuming the closing of those transactions.

Based on this analysis, Commercial Bancorp is not significant (over 50%) for any of the tests. Specifically, applying the income test, for the year ended December 31, 2022, Commercial Bancorp had net income of approximately $205,000, or an absolute value of less than 1% of the pro forma combined loss of approximately $67.6 million shown in the unaudited pro forma financial statements. Applying the investment test, the anticipated purchase price of $8.5 million for Commercial Bancorp represents approximately 8% of the market value of Quantum as of March 31, 2023 of approximately $107 million. Applying the asset test, Commercial Bancorp had total assets of approximately $28.8 million as of March 31, 2023, or approximately 31% or 39% of the pro forma total assets of approximately $93.2 million and $73.4 million shown in the unaudited pro forma financial statements under the no redemption and maximum redemption scenarios, respectively. Therefore, Commercial Bancorp does not need to be included in the pro forma financial statements nor do its financial statements need to be included in the registration statement.

Furthermore, if the CB Merger or a similar alternative acquisition does not occur, the impact on the combined company’s projections and operations is not expected to be material because Commercial Bancorp, or an alternative acquisition, is not anticipated to contribute a material amount of revenue, assets or capital to the combined company. The following table shows the expected effect on the Updated Projections if Commercial Bancorp were not included:

	Year 1	Year 2	Year 3	Year 4	Year 5
	2023	2024	2025	2026	2027
Total Revenue	$24,856,380	$43,704,240	$71,230,059	$115,725,710	$165,614,041
EBITDA	$414,951	$7,806,163	$13,712,942	$30,427,502	$44,987,881
Net Income (Loss)	$(2,436,566)	$4,580,311	$9,250,081	$21,658,200	$32,498,459

Background of the Business Combination, page 105

2.	We note your response to our prior comment 9. Please revise to further explain how the negotiations with Wilson-Davis and Commercial Bancorp came about in regards to this current business combination, including when the negotiations were started.

Response: In response to the Staff’s comment, the disclosure on page 107 of Amendment No. 2 to the Registration Statement has been revised.

July 27, 2023

Unaudited Prospective Financial Information of the Company, page 110

3.

We note your response to comments 8 and 10. Please revise here to state that you have not included historical or pro forma information from Commercial Bancorp because the intended merger is not considered probable or critical to this offering. In light of the fact that you have included results from Commercial Bancorp within your projections, please address and quantify the impact to the Company’s projections and planned operations if the acquisition of Commercial Bancorp or another banking institution does not occur, due to the substantial uncertainty regarding shareholder or regulatory approval for such an acquisition.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 2 to the Registration Statement has been revised.

4.	Please include in your discussion of assumptions, that you are assuming you will be able to complete the acquisition of Commercial Bancorp, or some other FDIC institution, as you discuss at page 29. Please include disclosure regarding the assumed benefits that such an institution can provide for your combined company, beyond the revenue such a banking institution could make on a standalone basis, or advise. We note your disclosure at page 29 that the expected income from Commercial Bancorp in not expected to be material. Please explain why a FDIC institution is important to your overall business plan, and discuss in the risk factors section any risks to your business plan if you are not able to acquire such an FDIC institution.

Response: In response to the Staff’s comment, the disclosure on pages 58 and 113 to 114 of Amendment No. 2 to the Registration Statement has been revised.

5.	Please clearly describe the reasons the projections were prepared and the purpose of inclusion in the registration statement.

Response: In response to the Staff’s comment, the disclosure on page 110 of Amendment No. 2 to the Registration Statement has been revised.

6.	Please balance the disclosure accompanying the initial and updated projections provided at page 112 by explaining why you revised your initial projections, and what, if any, underlying assumptions changed. Please explain what changes were made and explain any different assumptions.

Response: In response to the Staff’s comment, the disclosure on pages 110 and 113 of Amendment No. 2 to the Registration Statement has been revised.

July 27, 2023

7.	Please balance the provided projections by including 2022 historical results, to the extent practicable, to place the projections in context, or advise. Please discuss any assumptions about the to be acquired companies operating together, and associated costs or synergies.

Response: In response to the Staff’s comment, the disclosure on pages 111 and 114 of Amendment No. 2 to the Registration Statement has been revised to discuss assumptions regarding the acquired companies operating together and associated costs or synergies. In addition, the Company respectfully advises the Staff that it does not believe it would be useful to investors to include 2022 historical results in the discussion of projections because, as previously disclosed, the prospective financial information is not in line with historical financial and operating trends of the Target Companies but, rather, reflect the beliefs of management regarding the growth potential of the Target Companies based upon management’s past experience, taking into account the assumptions discussed in the registration statement.

8.	We note your disclosure on page 159, in regards for accounting for the transaction, that the acquisition of Commercial Bancorp is neither probable or significant. We also note the projections in the Initial Projections and Updated Projections tables include Commercial Bancorp. Please explain the reason for including Commercial Bancorp in your projections. Please balance the disclosure to discuss the possible impact on your projections if you do not complete the acquisition of Commercial Bancorp or another FDIC institution, as you discuss the possibility of pursuing another similar institution at page 29.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 2 to the Registration Statement has been revised. In addition, the disclosure on pages 110 and 113 has been corrected to indicate that the Initial Projections do not include Commercial Bancorp.

9.	We note the assumptions disclosed for Commercial Bancorp beginning on page 114, which include, but are not limited to, your assumption that Commercial Bancorp's loan portfolio grows aggressively at Year 1, that an investment in marketable securities increases as cash balances increase and carried out under strict and conservative treasury investment policies, and your deposit growth. In regard to assumptions for implied growth, please also balance your disclosure to explain any other factors assumed, such as macroeconomic factors. For each material assumption, please disclose whether such projection is consistent with historical performance. If a projection is not consistent with historical performance, please disclose why you believe the projection is appropriate and explain any basis for the expected results. Provide the factors or contingencies that would affect such projection from ultimately materializing. Similarly revise in regard to projections included for Wilson-Davis, and Technology assets to be acquired, and elsewhere, as applicable.

July 27, 2023

Response: In response to the Staff’s comment, the disclosure on pages 114 to 117 of Amendment No. 2 to the Registration Statement has been revised.

10.	Please provide additional disclosure describing the strict and conservative treasury investment policies you reference on page 114.

Response: In response to the Staff’s comment, the disclosure on page 116 of Amendment No. 2 to the Registration Statement has been revised.

Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 155

11.	Please revise to ensure the pro forma note references on page 155 are correctly identified and agree with the pro forma balance sheet adjustments, as disclosed, beginning on page 160.

Response: In response to the Staff’s comment, the disclosure on page 156 of Amendment No. 2 to the Registration Statement has been revised.

Note 3 - Pro Forma Adjustments

Note (B) Derived from the audited consolidated balance sheet as of March 31, 2023, page 160

12.	Please revise to indicate that the financial information for Quantum as of March 31, 2023 is unaudited.

Response: In response to the Staff’s comment, the disclosure on page 161 of Amendment No. 2 to the Registration Statement has been revised.

13.	We note the reference to “adjustment 9” however, there is no apparent “adjustment 9” disclosed. Please revise your disclosures as needed.

Response: In response to the Staff’s comment, the disclosure on pages 162 and 164 of Amendment No. 2 to the Registration Statement has been revised.

14.	Please revise to more clearly address the meaning of “deficient cash free net working capital” and how the respective amounts have been determined as well as the relevance of this disclosure. Also, address the reasons and basis for normalized working capital being $0 given the nature of their business operations. In addition, please address the basis for using a valuation date as of December 31, 2022 and not March 31, 2023.

Response: In response to the Staff’s comment, the disclosure on page 162 of Amendment No. 2 to the Registration Statement has been revised. In addition, the Company respectfully advises the Staff that the basis for using a valuation date as of December 31, 2022 and not March 31, 2023 was that the analysis had already been complete for December 31, 2022 and that the likely difference based upon performance compared to March 31, 2023, with revenue down approximately 8% and net loss improved by 38%, would not be significant.

July 27, 2023

15.	We note the response to comment 24. Please revise to disclose that there are no historical revenues for the software products expected to be contributed to AtlasClear and that AtlasClear’s management determined the fair value based on their experience and expectations from running similar models in previous companies.

Response: In response to the Staff’s comment, the disclosure on page 163 of Amendment No. 2 to the Registration Statement has been revised.

AtlasFX and Rubicon, page 186

16.	We note your response to comment 26. Please revise to disclose that no customers currently utilize the Atlas FX and Rubicon FX systems.

Response: In response to the Staff’s comment, the disclosure on page 187 of Amendment No. 2 to the Registration Statement has been revised.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Robert McBey – Chief Executive Officer